Exhibit 99.7

Oromin Explorations Ltd.

Condensed Consolidated Interim Financial Statements

Three months ended May 31, 2013

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Oromin Explorations Ltd.. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	May 31,	February 28,
	2013	2013

ASSETS

Current Assets
Cash	$726,645	$1,102,274
Receivables	63,509	50,598
Marketable securities (Note 3)	5,990	17,969
Deposits and prepaid expenses	22,631	32,180

Total current assets	818,775	1,203,021

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 4)	80,434,979	79,393,053
Property, plant and equipment (Note 5)	-	13,165
Advances to joint venture	-	131,723

Total non-current assets	80,434,979	79,537,941

Total Assets	$81,253,754	$80,740,962

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	$554,952	$562,514
Loan payable (Note 6)	2,678,741	1,452,145
Advances from joint venture	78,799	-

Total current liabilities	3,312,492	2,014,659

Equity
Share capital (Note 7)	112,845,772	112,789,972
Share-based payments reserve	18,420,994	18,420,994
Investment revaluation reserve (Note 3)	(35,937)	(23,958)
Deficit	(53,289,567)	(52,460,705)

Total equity	77,941,262	78,726,303

Total Liabilities and Equity	$81,253,754	$80,740,962

Nature and continuance of operations (Note 1)
Commitments (Note 10)
Contingency (Note 11)
Subsequent events (Note 13)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on July 12, 2013

The accompanying notes are an integral part of these financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012

EXPENSES
Amortization (Note 5)	$13,165	$12,634
Filing and transfer agent fees	25,444	58,796
Office and rent	54,746	118,004
Professional and consulting fees	380,502	120,684
Salaries and benefits	222,427	219,224
Travel and public relations	85,288	48,583

	(781,572)	(577,925)

OTHER INCOME (LOSS)
Corporate advisory fee	-	(251,935)
Equity loss from investment in Oromin Joint Venture Group Ltd. (Note 4)	(30,643)	(1,508)
Financing cost	(115,464)	-
Foreign exchange gain	85	173
Interest expense (Note 6)	(69,436)	(2,418)
Interest income	516	-
Project administration cost recoveries	167,652	134,833

	(47,290)	(120,855)

Loss for the period	(828,862)	(698,780)

Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 3)	(11,979)	(5,990)

Total comprehensive loss for the period	$(840,841)	$(704,770)

Basic and diluted loss per common share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	137,065,609	136,563,218

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at March 1, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746
Total comprehensive loss for the period	-	-	-	(5,990)	(698,780)	(704,770)

Balance at May 31, 2012	136,563,218	$112,455,628	$18,342,345	$(5,990)	$(50,816,007)	$79,975,976

Balance at March 1, 2013	136,993,218	$112,789,972	$18,420,994	$(23,958)	$(52,460,705)	$78,726,303
Shares issued on advance from credit facility (Note 6)	180,000	55,800	-	-	-	55,800
Total comprehensive loss for the period	-	-	-	(11,979)	(828,862)	(840,841)

Balance at May 31, 2013	137,173,218	$112,845,772	$18,420,994	$(35,937)	$(53,289,567)	$77,941,262

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(828,862)	$(698,780)
Items not affecting cash:
Amortization	13,165	12,634
Financing cost	115,464	-

Changes in non-cash working capital items:
Receivables	(12,911)	81,191
Deposits and prepaid expenses	9,549	252,036
Trade and other payables	(7,562)	27,904

Net cash used in operating activities	(711,157)	(325,015)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd., net of recoveries	(1,041,926)	(1,596,966)
Advances to/from joint venture	210,522	(88,785)

Net cash used in investing activities	(831,404)	(1,685,751)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	1,200,000	-
Issue costs on loan payable	(33,068)	-

Net cash provided by financing activities	1,166,932	-

Change in cash	(375,629)	(2,010,766)

Cash, beginning of period	1,102,274	3,927,251

Cash, end of period	$726,645	$1,916,485

Significant non-cash financing and investing activities for the period ended May 31, 2013 included:

a)	Recognizing an unrealized loss of $11,979 on marketable securities through the investment valuation reserve;
b)	Allocating $48,825 for bonus shares issued as financing costs capitalized to loan payable not yet realized through the statement of comprehensive loss.

There were no significant non-cash transactions for the period ended May 31, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The condensed consolidated interim financial statements of the Company as at and for the three months ended May 31, 2013 include the accounts of the Company, its subsidiary and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in Oromin Joint Venture Group Ltd. ("OJVG") (Note 4). OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", OJVG’s sole mineral property interest.

The Company is in the business of exploring its resource properties and its current exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof

These condensed consolidated interim financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity or debt financings, or generate profits from the operation or disposition of investments in the future. These material uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. While management of the Company has been successful in completing equity financings in various conditions in the capital markets in the past, restrictions on the Company’s ability to finance in the future could have a material adverse effect on the Company.

These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended February 28, 2013, except as described below in respect of standards adopted as of March 1, 2013.

The condensed consolidated interim financial statements do not include all of the information and note disclosure required for full annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended February 28, 2013. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

Effective March 1, 2013, the Company adopted the following accounting standards issued by the IASB:

  IFRS 10 Consolidated Financial Statements

  IFRS 11 Joint Arrangements

  IFRS 12 Disclosure of Interests in Other Entities

  IFRS 13 Fair Value Measurement

  Amendments to IAS 1 Presentation of Financial Statements

  Amendments to IAS 34 Interim Financial Reporting

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION (CONTINUED)

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. The adoption of IFRS 10 had no effect on previously reported results or on the results for the current period as there was no change to the consolidation status of the Company’s subsidiaries.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The Company had early adopted this standard.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of IFRS 12 had no effect on previously reported results or on the results for the current period.

IFRS 13 Fair Value Measurement defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. The adoption of IFRS 13 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 1 Presentation of Financial Statements included a requirement to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future. The amendments to IAS 1 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 34 Interim Financial Reporting included requirements to disclose total segmented liabilities and to provide certain fair value disclosures. The amendments to IAS 34 had no effect on previously reported results or on the results for the current period relating to the disclosure of total segmented liabilities. The Company has incorporated the required disclosures relating to fair values of its financial instruments in note 12.

3.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2013 of $0.005 per share or $5,990 in the aggregate. The Company classifies these shares as available-for-sale financial assets and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position. During the three months ended May 31, 2013, the Company recognized a loss in fair value attributable to the shares of Lund totaling $11,979 charged to other comprehensive loss in investment revaluation reserve.

The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest after repayment of capital and accrued interest thereon in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years, extendable if future conditions are met. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly on January 28, 2013 Société des Mines de Golouma S.A. (“Somigol”), an operating company under the laws of Sénégal was incorporated. The operating company is owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG was obliged to offer to Sénégalese nationals the right to purchase up to 25% of the shares of Somigol at a price determined by an independent valuator, which was duly provided. On July 8, 2013 a 90-day evaluation period pursuant to our Mining Convention expired with no participation by Sénégalese nationals.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of OJVG, Bendon provided an initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement: 1] committed the Company to invest USD $450,000 per year for the social development of local communities until the date of first commercial production, increasing to USD $800,000 per year from the date of first commercial production; 2] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and 3] committed the Company to contribute up to USD $150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals.

As at May 31, 2013 Somigol was an inactive company with no transactions other than the receipt of an immaterial amount of initial share capital.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

The Company has determined that its investment in OJVG qualifies as an interest in a jointly controlled entity under IFRS 11, Joint Arrangements, and has elected to apply the equity method of accounting for its interest in OJVG. For accounting purposes, no recognition of Badr's interest in the equity of OJVG will be made until the commencement of production and the repayment of capital and accrued interest to Bendon and SHL and prior to that point each of Bendon and SHL are ascribed a 50% interest in the equity of OJVG.

Investment in Oromin Joint Venture Group Ltd.	Three months	Year ended
	ended May 31,	February 28,
	2013	2013
Balance, beginning of period	$79,393,053	$76,371,325
Exploration and evaluation costs capitalized	1,041,926	3,021,728
Balance, end of period	$80,434,979	$79,393,053

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	May 31,	February 28,
	2013	2013

ASSETS
Current Assets
Cash	$128,063	$693,316
Due from related party	78,799	-
Deposits and prepaid expenses	1,265	3,802

Total current assets	208,127	697,118

Non-Current Assets
Resource properties	164,925,456	163,024,584

Total Assets	$165,133,583	$163,721,702

LIABILITIES AND EQUITY
Current Liabilities
Trade and other payables	$1,533,679	$1,627,225

Non-Current Liabilities
Shareholder advances	160,398,815	157,990,569
Accrued interest on shareholder advances	51,964,200	48,391,406

Total non-current liabilities	212,363,015	206,381,975

Total Liabilities	213,896,694	208,009,200

Equity
Deficit	(48,763,111)	(44,287,498)

Total Liabilities and Equity	$165,133,583	$163,721,702

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

	Three months	Three months
	ended May 31,	ended May 31,
	2013	2012

Income	$-	$-
Expenses	(4,475,613)	(11,962,209)
Net loss	(4,475,613)	(11,962,209)

Less: amounts related to shareholder advances	(4,414,327)	(11,959,193)

	(61,286)	(3,016)

The Company’s equity loss from investment in OJVG at 50%	$(30,643)	$(1,508)

	Three Months	Three Months
	ended May 31,	ended May 31,
	2013	2012

Cash flows provided by (used in):
Operating activities	$(269,269)	$10,140
Financing activities	$1,566,713	$3,508,811
Investing activities	$(1,862,697)	$(2,230,045)

The reconciliations of OJVG’s equity to the Company’s net interest in the joint venture as at May 31, 2013 and February 28, 2013 are as follows:

	May 31,	February 28,
	2013	2013

OJVG’s equity	$(48,763,111)	$(44,287,498)
Add: shareholder advances	160,398,815	157,990,569
Add: accrued interest on shareholder advances	51,964,200	48,391,406
Add: adjustment for difference in shareholder advances	2,677,158	1,763,430
Add: other adjustments	198,401	198,401
Less: accumulated project administration cost recovery	(5,605,504)	(5,270,201)

	160,869,959	158,786,107

The Company’s net interest in the joint venture at 50%	$80,434,979	$79,393,053

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, February 29, 2012	$155,503,549

Camp operation	1,065,315
Contractors and geological staff	1,081,788
Drilling	206,676
Engineering	1,351,122
Exploration office	382,068
Land and legal	88,592
Sample analysis	230,810
Social programs	155,248
Travel and accommodation	303,641
Wages and benefits	1,469,529
Project administration cost recoveries	1,186,246

7,521,035

Balance, February 28, 2013	163,024,584

Camp operation	264,098
Contractors and geological staff	217,218
Drilling	49,034
Engineering	275,102
Exploration office	98,631
Land and legal	51,744
Sample analysis	45,595
Social programs	101,630
Travel and accommodation	109,952
Wages and benefits	337,021
Project administration cost recoveries	350,847

1,900,872

Balance, May 31, 2013	$164,925,456

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

5.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Office	Computer	Total
	improvements	furniture	equipment

Cost
Balance at February 29, 2012	$197,521	$52,067	$3,088	$252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 28, 2013	197,521	52,067	3,088	252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at May 31, 2013	$197,521	$52,067	$3,088	$252,676

Accumulated Amortization
Balance at February 29, 2012	$147,835	$38,761	$2,380	$188,976
Amortization	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 28, 2013	187,339	49,174	2,998	239,511
Amortization	10,182	2,893	90	13,165
Disposals	-	-	-	-
Balance at May 31, 2013	$197,521	$52,067	$3,088	$252,676

Net Book Value
February 29, 2012	$49,686	$13,306	$708	$63,700
February 28, 2013	$10,182	$2,893	$90	$13,165
May 31, 2013	$-	$-	$-	$-

6.	LOAN PAYABLE

On January 31, 2013, the Company entered into a credit agreement with Sprott Resource Lending Partnership ("Sprott Lending") pursuant to which Sprott Lending is to provide the Company with a $5 million credit facility (the "Facility"). As at February 28, 2013, the Company had received a total of $1,800,000 pursuant to the first two advances under the Facility. During the three months ended May 31, 2013, the Company has received an additional $1,200,000 from a further advance. The one year Facility bears interest at 12% per annum, compounded and payable monthly. In consideration for the Facility, Sprott Lending was paid a structuring fee and was issued 750,000 common shares of the Company. As at May 31, 2013, 555,000 of these shares have been released to Sprott Lending including 180,000 common shares with a fair value of $55,800 during the three months ended May 31, 2013. The balance of these shares is subject to escrow and will be released pending the completion of further advances under the Facility (Note 7(a)).

The proportionate fair value amount of all shares released has been recognized in share capital and the remaining fair value amount of shares in escrow will be recorded in share capital.

For the three months ended May 31, 2013, total financing costs of $88,868 are accreted using the effective interest rate method over the term of the loan. As at May 31, 2013 the total unamortized portion of all financing costs of $321,259 is netted against the loan payable balance.

All amounts outstanding under the Facility will be repayable in the event of a change of control of the Company. The Facility is secured by a fixed and floating charge and specific registration over all of the assets of the Company. For the three months ended May 31, 2013, interest expense paid or accrued for advances received to date under the Facility was $69,436.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized:

As at May 31, 2013, the authorized share capital of the Company was an unlimited number of common shares without par value.

As at May 31, 2013, the 195,000 common shares held in escrow are accounted for as contingently returnable shares and are not considered outstanding or issued and are not included in the computation of basic and diluted loss per common share until they were released from escrow (Note 6).

(b)	Issued:

Common shares: 137,173,218 (February 28, 2013 - 136,993,218)

(c)	Stock options:

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at February 28, 2013	13,336,000	$1.06
Granted	-	-
Exercised	-	-
Expired or cancelled	(150,000)	3.00
Outstanding and exercisable at May 31, 2013	13,186,000	$1.04

As at May 31, 2013, the following stock options were outstanding and exercisable:

Expiry Date	Number of Stock Options	Remaining Contractual Life	Exercise Price
		(Years)
July 10, 2014	200,000	1.11	$1.12
October 7, 2014	75,000	1.35	0.90
March 31, 2015	659,000	1.83	0.65
August 24, 2015	7,396,000	2.23	0.92
March 3, 2016	4,559,000	2.76	1.30
August 27, 2017	297,000	4.24	0.65
	13,186,000

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	Three months ended	Three months ended
	May 31, 2013	May 31, 2012

Professional and consulting fees	$75,905	$36,265
Salaries and benefits	$120,926	$120,368

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at May 31, 2013 is $33,553 (February 28, 2013 - $32,227) due to directors and companies with common directors.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, including the CEO, CFO, and Directors, are as follows:

	Three months ended	Three months ended
	May 31, 2013	May 31, 2012

Salaries and other short-term benefits	$242,743	$202,545
Share-based payments	$-	$-

9.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd. and property, plant and equipment are located in the following geographic areas:

	As at May 31,	As at February
	2013	28, 2013

Sénégal	$80,434,979	$79,393,053
Canada	-	13,165

	$80,434,979	$79,406,218

10.	COMMITMENTS

Effective April 1, 2009 and extended in July 2012 the Company became a joint party to a lease on its office premises in Vancouver, Canada, which terminates May 31, 2018. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follows:

2014	$ 174,877	For the 9 month fiscal year
2015	$ 232,508
2016	$ 235,052
2017	$ 237,670
2018	$ 240,372
2019	$ 60,671	For the three months from March 1, 2018 to termination

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

11.	CONTINGENCY

In October 2011 the Company entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in the Company’s industry. In the event of such a change in control transaction, the Company could become liable for the payment of up to a total of $2,169,100 in termination payments. Of this amount, a total of up to $1,494,700 could become payable to senior officers and directors.

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, receivables, marketable securities, trade and other payables and loan payable.

(a)	Financial assets and liabilities by category

At May 31, 2013
	FVTPL	Loans and receivables	Available- for-sale	Other financial liabilities	Total
Financial assets
Cash	$726,645	$-	$-	$-	$726,645
Receivables	-	63,509	-	-	63,509
Marketable securities	-	-	5,990	-	5,990
Total financial assets	726,645	63,509	5,990	-	796,144

Financial liabilities
Trade and other payables	-	-	-	554,952	554,952
Loan payable	-	-	-	2,678,741	2,678,741
Total financial liabilities	$-	$-	$-	$3,233,693	$3,233,693

(b)	Fair value of financial instruments

The carry values of receivables, trade and other payables, and loan payable approximate their fair values due to their relatively short maturity.

(c)	Fair value hierarchy

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at May 31, 2013:

	Level 1	Level 2	Level 3	Total

Cash	$726,645	$-	$-	$726,645
Marketable securities	$5,990	$-	$-	$5,990

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

13.	SUBSEQUENT EVENTS

On June 19, 2013, the Company’s shareholders received an unsolicited offer from Teranga Gold Corporation (“Teranga”) to acquire all of the outstanding common shares of the Company that it does not already own (the “Offer”). The Offer is open for acceptance until July 30, 2013 unless the Offer is extended or withdrawn.

In relation to the Offer described above, on June 13, 2013 Bendon commenced a lawsuit in the Province of Ontario naming Teranga, the Company and SHL as defendants. The lawsuit seeks declaratory, injunctive and monetary relief as a result of Teranga’s Offer. No amounts have been recognized in the interim financial statement as no determination of the merits of the case has been made and no quantum of monetary relief is set out in the statement of claim.

Oromin Explorations Ltd.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2013

Introductory Comments and Overview
Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource property located in Sénégal, with the primary aim of developing it to a stage where it can be exploited at a profit. The Company does not have any producing properties. During the three months ended May 31, 2013, the Company was engaged in the advancement of its OJVG Gold Project in Sénégal. The Company holds a 43.5% interest in 90% of the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”). The remaining 10% is held by the Government of Sénégal pursuant to that country’s mining legislation.

This MD&A is issued in respect of our interim unaudited financial statements as at May 31, 2013 and for the three months then ended (the “Interim Financial Statements”); this MD&A is dated July 12, 2013 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statements” on the last page of this report.

We believe that it is important that users of this management discussion and analysis report take into account the events described in Note 13, Subsequent Events, to the Interim Financial Statements, which sets out (i) an offer in June 2013 by Teranga Gold Corporation (“Teranga”) to acquire all the shares of Oromin, and (ii) a lawsuit filed in June 2013 by Bendon International Ltd., our joint venture partner in the OJVG Gold Project, which names Oromin and an Oromin subsidiary as defendants along with naming Teranga. Our discussion and analysis of the Interim Financial Statements should be read in the context of these subsequent events.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the three months ended May 31, 2013 and subsequently to the date of this report, with emphasis on the most recent quarter ended May 31, 2013.

A. Technical developments

1.

On March 19, 2013 we filed an updated National Instrument 43-101 technical report on SEDAR setting out an updated feasibility study on our proposed carbon-in-leach processing at the OJVG Gold Project. This 43-101 technical report is also available on the Company’s website at www.oromin.com.

Highlights of the updated feasibility study include:

• Net present value (“NPV”) pre-tax of $476 million and after-tax of $353 million at a 5% discount rate and evaluation price of $1350 per ounce of gold, generating an after-tax internal rate of return (“IRR”) of 20.7% with a 30 month payback
• Average annual gold production for first three years of full production at 182,000 payable ounces per year at a $489 operating cash cost per ounce
• Average annual life of mine (“LOM”) gold production of 144,000 ounces per full milling year at an LOM operating cash cost of $654 per ounce
• Open pit and underground gold mining complex with a current mine life of 17 years
• Probable mineral reserves increased by 64% to 2.335 million ounces of contained gold since the 2010 FS - the OJVG Gold Project now hosts the largest gold reserve in Senegal
• Average predicted LOM gold recovery of 90.8%
• Estimated start-up capital cost of $297.1 million, including $27.9 million contingency

The updated feasibility study update incorporated results from 340 additional drill holes on the original four deposits set out in the 2010 feasibility study announced in July 2010, and the mine design and reserve parameters have been updated to reflect the continued strength in the gold price since Q1 2010.

More extensive detail on the OJVG Gold Project is set out in our Annual Information Form (AIF) filed on SEDAR at the same time as this MD&A.

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 2 of 8

2.

On March 27, 2013 we filed an updated National Instrument 43-101 technical report on SEDAR setting out an updated preliminary economic assessment (“PEA”) on a potential heap leach operation at the OJVG Gold Project. This 43-101 technical report is also available on the Company’s website at www.oromin.com.

Highlights of the updated PEA include:

• Net present value (“NPV”) pre-tax of $45.2 million and after-tax of $34.8 million at a 5% discount rate and evaluation price of $1350 per ounce of gold, generating an after-tax IRR of 21% with a 2.9 year payback
• Average annual gold production for first three years of full production at 36,000 payable ounces per year at a $760 operating cash cost per ounce
• Average annual life of mine (“LOM”) heap leach gold production of 27,000 ounces per full milling year at an LOM operating cash cost of $929 per ounce
• Open pit gold mining complex with a current mine life of 14 years
• Average predicted LOM gold recovery of 70%
• Estimated start-up capital cost of $54 million, including $10.5 million contingency

3.

As set out in Note 4 to the Interim Financial Statements, we added a total of $1.04 million to our investment in the OJVG project during the 2013-2014 first fiscal quarter. Total joint venture expenditures during the quarter, managed by Oromin, were approximately $1.90 million of which Oromin’s share was one-half. Total project expenditures from inception in October 2004 through May 2013 have exceeded $164 million.

4.

As set out in Note 6 to the Interim Financial Statements, in January 2013 we entered into a credit agreement in respect of a $5 million credit facility to be drawn down during 2013 for our cash operating needs. As at May 31, 2013 and the date of this report, we had drawn $3 million against the credit facility. See also the section “Liquidity” below.

B. Corporate events subsequent to May 31, 2013

1.	On June 3, 2013 we issued a brief news release acknowledging Teranga’s notice of intent to acquire all the outstanding shares of Oromin.

2.

On June 11 and June 14, 2013 we issued news releases on the topics of an “advance notice policy” and the Company’s shareholders rights plan. The June 14 release also acknowledged notification to us of the lawsuit by Bendon set out in Note 13 to the Interim Financial Statements.

3.

On June 19, 2013 Teranga announced the formal commencement of its offer to acquire all the outstanding shares of Oromin (the “Teranga Bid”). A news release by Teranga summarizing the bid is available on SEDAR at www.sedar.com under “Teranga Gold Corporation”. The essential terms are that Teranga is offering 0.582 of a Teranga share for each Oromin share and this offer is open until 9 p.m. Toronto time on July 30, 2013. Teranga itself holds approximately 13.6% of Oromin’s issued shares, and has announced a lock-up agreement with an entity which holds approximately 11.7% of Oromin’s issued shares. The Teranga Bid is subject to a number of significant conditions which are referred to elsewhere in this MD&A report and in the Oromin Directors’ Circular set out in item 5 below.

4.

On June 20, 2013 we issued a news release acknowledging the Teranga Bid, and on July 3, 2013 we announced the postponement of our annual meeting to July 31, 2013 in order to be in a position to have a current report on the Teranga Bid.

5.

On July 3, 2003 we issued a Directors’ Circular in response to the Teranga Bid (the “Directors’ Circular”). The Directors’ Circular is an important document to Oromin shareholders and should be carefully reviewed by them. This circular is summarized in this MD&A report in the sections below, “Litigation Risks” and “Other Uncertainties Risks”.

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 3 of 8

Outlook

Project budgets, programs and activity for the current calendar year 2013 are focused on prospecting and geological mapping at peripheral portions of the Project area and hand-trenching, structural mapping and sampling at a number of recent discoveries. No additional drilling is planned for the 2013 calendar year. A budget of USD $6.20 million has been adopted by the joint venture for the 2013 calendar year, of which our share is one-half.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but expect to carry out the programs described in the preceding paragraph. At the date of this report we are dependent on funding under the credit facility described in Note 6 to the Interim Financial Statements to finance our project expenditures to the end of the calendar year, as well as to fund our ongoing corporate and administrative costs.

In the event that the Teranga Bid proceeds and is completed, with or without modification as to its terms and timing, the entire outlook for the Company would be altered in fundamentally material ways.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statements” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular, or of a contraction in our cash funding available for project program and related corporate and administrative costs.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	May 31,	February 28,	November	August 31	May 31,	February 29,	November	August 31,
	2013	2013	30, 2012	2012	2012	2012	30, 2011	2011
Total assets	$81,253,754	$80,740,962	$79,310,213	$79,700,344	$80,290,136	$80,967,002	$81,809,952	$82,309,771
Resource properties	80,434,979	79,393,053	78,878,970	78,129,364	77,968,291	76,371,325	76,933,038	73,803,946
Working capital (deficiency)	(2,493,717)	(811,638)	91,029	1,132,497	1,686,952	4,064,839	4,384,027	8,017,095
[Note]
Shareholders’ equity	77,941,262	78,726,303	78,995,798	79,300,293	79,975,976	80,680,746	81,504,727	82,032,333
Revenues	nil	nil	nil	nil	nil	nil	Nil	Nil
Net loss	(828,862)	(574,516)	(304,495)	(765,687)	(698,780)	(1,783,998)	(749,891)	(990,836)
Loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.00)	(0.01)

Note: The working capital deficiencies for the most recent two quarters include amounts recorded in respect of the loan payable of $2,678,741 at May 31 and $1,452,145 at February 28. The loan payable is not due until December 27, 2013. Excluding the loan payable amounts, working capital would be $185,024 and $640,507 respectively at those dates. Trade and other payables includes an accrual for investment banking fees of $380,000 at May 31 and $320,000 at February 28. We expect those fees to be deferred until a corporate transaction is completed. Excluding these accrual amounts, working capital would be $565,024 and $960,507 respectively at those dates.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, share-based payments recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations.

The category “expenses” in the statements of comprehensive loss for the first fiscal quarters of 2013 and 2012 shows an increase of $204,000 or 35%. The increase arises principally as to $260,000 in the professional and consulting fees cost centres and $37,000 in the travel and public relations cost centres, offset by a decrease in office and rent cost centres of $63,000 and in filing and transfer agent costs of $33,000. Professional and consulting fees increased due to a USD $250,000 fee paid for our share of a valuation cost in respect of the OJVG project required under our Mining Concession, and the increase in travel costs was related to this. Office

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 4 of 8

and rent costs diminished due to increased contributions from companies sharing our premises. Filing and transfer agent fees diminished by a delay in incurring substantial annual meeting costs until the second fiscal quarter of 2013.

The category “Other Income (Loss)” showed a reduction of $74,000 or 61%. The individual components in the category are mostly inherently highly variable. A reduction of $252,000 was realized in the absence of any corporate advisory fees (paid to Bendon in Q1 2012 and in prior years but no longer in effect), offset in part by financing costs and interest expense related to the credit facility totaling $185,000. These three items comprise $67,000 of the $74,000 reduction in this category of costs.

Results of Operations

Oromin’s management believes that some of the most relevant measures of the financial status of an exploration stage company are found in the statement of cash flows.

Our statements of cash flows portray in Q1 of 2012 and of 2013 ongoing emphasis on our investment in the OJVG project, which is the essential focus of our exploration business. Our net cash outlays on our investment in the OJVG project were $1.04 million in Q1 2013 and $1.60 million in Q1 2012. Q1 2013’s levels contain significantly lower costs for project wages and benefits and for contractors and geological staff, and significantly higher costs for engineering, than Q1 2012, reflecting the transition of the project from a strongly field-based one to a more engineering and evaluation based one, consistent with the preparation of the National Instrument 43-101 technical reports described in the section “Overall Performance – Technical Developments” above.

Operating cash flows were determined principally by the proceeds of the credit facility described in Note 6 to the Interim Financial Statements and, as usual, by our expenditures on the OJVG Gold Project.

Discussion of Mineral Project

The Company holds certain rights to and in the gold exploration project referred to as the OJVG Gold Project through its investment in Oromin Joint Venture Group Ltd. as set out in Note 4 to the Interim Financial Statements. In our annual MD&A, filed on SEDAR in respect of our February 28, 2013 financial statements, we provided the following summary of planned 2013 activities, based on the approved project budget for 2013.

The project is fully permitted, including for environmental and social impacts, and is construction-ready upon the owners making a production decision. The calendar 2013 budget totals USD $6.2 million, a minor 2% reduction from the calendar 2012 budget. The most significant categories are camp operations $1.9 million, project administration $1.4 million, social programs $0.6 million, Dakar office $0.5 million, geological services $0.5 million and project management $0.4 million. These listed budget centres comprise $5.3 million or 85% of the total budget. The largest cost sub-categories for camp operations are local wages, labour and fuel comprising $1.5 million. Geological activity is budgeted to focus on geochemistry, re-logging of prior samples, hand trenching and detailed reinterpretation of data covering 14 deposits established at the project. This paragraph contains mainly forward-looking information, based on the budget for the year currently in progress.

As set out in the final table in Note 4 to the Interim Financial Statements, on a fiscal quarter basis (which differs from the calendar quarter budgeting basis), OJVG expended $1.90 million in Q1 2013. Seventy-five per cent of costs were incurred in the top five classifications wages and benefits (18%), project administration (18%), engineering (14%), camp operation (14%) and contractors and geological staff (11%). No meaningful comparison can be made with the prior fiscal year due to the reduced scope of the project as it transitioned from drilling and related activities to delineate resources to activities with an engineering focus associated with the NI43-101 technical reports filed in March 2013. Q1 fiscal quarter costs exceed one-fourth of the calendar year budget, largely due to a concentration of engineering and geological staff costs related to the 43-101 reports.

Equity investment in Oromin Joint Venture Group Ltd. (“OJVGL”)

Our investment in OJVG as set out in the statement of financial position is $80.4 million or 99% of our assets. Accordingly, extensive information about our investment in OJVGL is set out in Note 4 to the Interim Financial Statements.

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 5 of 8

Liquidity

The Company’s liquidity position is diminishing. At May 31, 2013 working capital, defined by current assets less current liabilities, demonstrated a deficiency of $2,493,717 versus a deficiency of $811,638 at the fiscal year-end February 28, 2013. We believe it is important to draw readers’ attention to two components of our current liabilities which are not immediately due and payable. 1) The balance of our loan payable is not due until December 27, 2013 – this amount is recognized for accounting purposes as $2.68 million at May 31 and $1.45 million at February 28. 2) Trade and other payables include an accrual for investment banking fees of $20,000 per month. At May 31, 2013 this accrual totaled $380,000 and at February 28, 2013 $320,000. This amount is typically not paid until a success fee on a corporate transaction is earned. If we deduct these two items from our working capital deficiency at May 31, 2013 we calculate a positive operating working capital amount of $185,000 ($640,000 at February 28, 2013). While this is not a robust amount, we believe it provides a valid portrayal of our operating funds.

The Company expects to make a further draw against its credit facility in the near future subsequent to the filing date of this report, increasing the amount drawn down above the current level of $3,000,000 and similarly increasing the amount due and payable on or before December 27, 2013.

Because of very poor equity markets for development stage junior resource companies prevalent in the final quarter of calendar 2012, we chose in December 2012 to enter into the loan agreement described in Note 6 to the Interim Financial Statements. Should for any reason further funds from this credit facility not be forthcoming, the Company will immediately find itself in an illiquid position until alternate funding sources could be established. If funding is provided under the credit facility, the Company would have adequate cash resources to carry out its operations into the third and fourth quarters of calendar 2013, including its share of expected project expenditures pursuant to the current budget proposals. However, the Company would face the need to put in place measures to repay the credit facility on or before December 27, 2013. Failure to do so would have a material adverse effect on the Company’s ability to retain control of its investment in the OJVG Gold Project.

It should also be noted, as set out in our news releases, that all amounts outstanding under the credit facility will be repayable in the event of a change of control of the Company. This would include any change in control should the Teranga Bid be completed. In all probability this would be an outlay required from any proposed acquiring party or parties. The Company currently does not have any plan in place to repay the credit facility on or before the due date. The Company expects to have a working capital deficiency from the date of this report forward into the remainder of calendar 2013, unless and until a source of repayment of the credit facility can be established.

Capital Resources

The Company does not have commitments, per se, for capital expenditures as of May 31, 2013 but it is operating under an approved budget for expenditures on the OJVG Gold Project for the calendar year 2013 of $6.2 million of which its share is US$3.1 million. To meet this, the Company has entered into the credit facility described in Note 6 to the Interim Financial Statements, and further discussed in the section “Liquidity” immediately preceding.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as lessee of its office premises in Vancouver as set out in Note 10 to the Interim Financial Statements. A five-year extension of our lease was concluded in July 2012 and the lease commitments arising from this are included in Note 10. Readers should note that this lease commitment constitutes a burden against the Company’s current working capital position and outlook, with an amount of $175,000 required through the remaining nine months of the current fiscal year, and further amounts thereafter.

Related Party Transactions

During the three months ended May 31, 2013, the Company incurred professional and consulting fees of $75,905 with directors or companies controlled by directors. These payments were comprised of $14,305 accrued or paid to a company controlled by Douglas Turnbull, a director of the Company, for his geological consulting services and $61,600 for legal services accrued or paid to a law practice controlled by James G. Stewart, a director and

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 6 of 8

officer of the Company. These payments principally reflect engineering programs on the OJVG project and legal work on corporate finance matters. The Company also paid salaries of $52,992 to Chet Idziszek, the Chief Executive Officer, and $42,738 to Nell Dragovan, a director and senior officer, for salaried management services. Directors’ fees, classified as salaries and benefits, were paid to independent directors as to $6,000 to Derek Bartlett (Lead Director) and as to $3,000 to each of Robert Brennan and Robert Sibthorpe.

As at May 31, 2013, trade and other payables include $33,553 due to directors and companies with common directors, which has been paid in the subsequent fiscal quarter.

Pursuant to the retention agreements described in Note 11, senior officers and directors may become entitled to a total of up to $1,494,700 contingent upon the occurrence of events contemplated in those agreements. See “Contingency” on page 8 of this report.

Changes in Accounting Policies – Accounting standards adopted March 1, 2013 or later

Consolidation

Effective March 1, 2013 the Company adopted IFRS 10 Consolidated Financial Statements which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The adoption of this amended standard has not had a significant effect upon the Company’s financial statements.

Disclosure of Interest in Other Entities

Effective March 1, 2013 the Company adopted IFRS 12 Disclosure of Interest in Other Entities which requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of this amended standard has not had a significant effect upon the Company’s financial statements.

Fair Value Measurement

Effective March 1, 2013 the Company adopted IFRS 13 Fair Value Measurement which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. The adoption of this amended standard has not had a significant effect upon the Company’s financial statements.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 29, 2013. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF. In particular, we draw readers’ attention to the description in the AIF on the risk factors Commodity Price Risks, Market Risks and Financing Risks. We believe the status and potential outlook for these risk factors has continued to deteriorate since the AIF was filed, as evidenced, for example, by reductions in the price of gold, of the share price of the Company’s commons shares, and the state of the financing markets for companies in our business and at our stage of

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 7 of 8

development. We also refer to the section “Liquidity” above, which sets out what we consider to be significant risks to our liquidity and our ability to continue as a going concern.

Litigation Risks

As pointed out in Note 13 – Subsequent Events – in the Interim Financial Statements, Bendon announced on July 2, 2013 that it has filed a lawsuit on June 13, 2013 naming Teranga, the Company and SHL as defendants. The lawsuit seeks declaratory, injunctive and monetary relief as a result of the Teranga Bid.

The following is excerpted from Oromin’s Directors’ Circular dated July 3, 2013 at page 3 thereof under the topic “Uncertainty Due to Bendon Litigation”. [Capitalized terms are as defined in the Directors’ Circular.]

“Bendon alleges that Teranga and Oromin are inducing Sabodala to breach its obligations under the OJVG Shareholders Agreement. Bendon is seeking unspecified damages as well as injunctive relief to prevent the Teranga Offer. Oromin and Sabodala have filed appearances in respect of the Bendon Litigation.

The Teranga Circular discloses that it is a condition of the Teranga Offer that the Bendon Litigation shall have been dismissed or otherwise resolved to the satisfaction of Teranga… There is no assurance that the Bendon Litigation will be dismissed or otherwise resolved by the Expiry Time…”

and, under the topic “Uncertainty Arising from Bendon Opposition to the Teranga Offer”:

“…Bendon has issued a further news release on July 2, 2013, which confirmed that it had commenced the Bendon Litigation, reiterated its opposition to the Teranga Offer, confirmed its intention to remove Sabodala as operator of the OJVG Gold Project in the event the Teranga Offer is accepted and stated that it does not intend to enable Teranga to implement the plan proposed in the Teranga Circular.”

Oromin management believes that these matters constitute significant risks to the productive further development of the OJVG Gold Project.

Other Uncertainty Risks

The Directors’ Circular should be read by Oromin shareholders carefully. Among other matters, it sets out several reasons why no recommendation was made to the Oromin shareholders to either accept or reject the Teranga Bid.

Critical Accounting Estimates

The Company believes that the only significant areas where it has latitude in making critical accounting estimates are in estimating share-based payments, and assessing impairment of its joint venture interest. For estimating share-based payments, estimating the expected life over which options granted will be held prior to exercise requires significant judgment.

At May 31, 2013 Oromin management assessed whether the carrying value of our investment in Oromin Joint Venture Group Ltd., set out in the statement of financial position as $80,434,979, might be subject to conditions suggesting impairment. Based on the recent (January 31, 2013) economic analysis of the OJVG Gold Project contained in the NI43-101 technical report filed March 18, 2013 we made a determination that the carrying value of this investment is not impaired.

Financial Instruments

The Company’s financial instruments and the risk management practices related to them are set out in Note 12 to the Interim Financial Statements. As set out therein, the Company’s principal financial instruments are its cash, trade and other payables, and loan payable. These items are of simple structure, have short maturities and in our judgment do not give rise to significant risks. Accordingly, our risk management practices reflect the simple and quite manageable risks inherent in these categories of financial instrument.

Other MD&A Requirements – Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 137,173,218

Oromin Explorations Ltd.
Three months Ended May 31, 2013
Management Discussion and Analysis
Page 8 of 8

were outstanding at May 31, 2013 as set out in the statement of changes in equity in the Interim Financial Statements. This amount is unchanged to the date of this report.

Incentive stock options and share purchase warrants

As at May 31, 2013 the Company had 13,186,000 incentive stock options outstanding, as set out in Note 7(c) to the Interim Financial Statements. This amount is unchanged to the date of this report.

Contingency

As set out in Note 11 to the Interim Financial Statements, in October 2011 Oromin entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in our industry. In the event of such a change in control transaction, Oromin could become liable for the payment of up to a total of $2,169,100 in termination payments. Of this amount, a total of up to $1,494,700 could become payable to senior officers and directors.

Vancouver, British Columbia	ÐÑÐÑÐÑ	July 12, 2013

Readers are referred to the following “Cautionary Statements”.

Cautionary statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, the Teranga bid, any possible change in control of the Company, the litigation initiated by Bendon, potential future draws against the credit facility, the future of our accruals for investment banking fees, the extensive forward-looking information in the July 3 Directors’ Circular, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, certain matters discussed in this report’s sections “Outlook”, “Liquidity”, “Capital resources”, “Risk factors”, “Litigation risks”, and “Other uncertainty risks”, and, in addition, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by regulatory policies. Forward- looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2013.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

1

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1st, 2013 and ended on May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 15, 2013

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2013.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

1

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1st, 2013 and ended on May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 15, 2013

“Ian Brown”
Ian Brown
Chief Financial Officer

2